UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70807

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THL Capital Markets,LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Maxon	617-227-1050	GMaxon@THL.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Six, Cricket Square	George Town	Grand Cayman	KY1-1106
(Address)	(City)	(State)	(Zip Code)

	1323
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gregory Maxon</u>   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>THL Capital Markets, LLC</u>   , as of <u>December 31</u>   , 2 <u>023</u>   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 <u>25</u>

Signature: _____

_____

Title: _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THL Capital Markets, LLC
(A wholly owned subsidiary of THL Capital Markets
Manager, LLC)

Statement of Financial Condition
Year Ended December 31, 2023

THL Capital Markets, LLC
Index



KPMG LLP
P.O. Box 493
SIX Cricket Square
Grand Cayman KY1-1106
Cayman Islands
Telephone +1 345 949 4800
Fax   +1 345 949 7164
Internet   www.kpmg.ky

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
THL Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of THL Capital Markets, LLC (the "Company") as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the
amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

KPMG LLP

February 29, 2024

THL Capital Markets, LLC
(A wholly owned subsidiary of THL Capital Markets Manager, LLC)
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	526,230
Prepaid Expenses		48,504
Other Assets		3,092
TOTAL ASSETS	$	577,826
LIABILITIES AND MEMBER'S EQUITY		
Accrued Expenses	$	50,000
Member's Equity		527,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	577,826

See accompanying notes to financial statements.

THL Capital Markets, LLC
(A wholly owned subsidiary of THL Capital Markets Manager, LLC)
Notes to the Financial Statements
December 31, 2023

1.   **Organization**

THL Capital Markets, LLC (the "Company") was formed on July 30, 2021. The Company was approved as a member of the Financial Industry Regulatory Authority, Inc ("FINRA") on September 27, 2022. The Company did not undertake any operations prior to FINRA approval other than receiving capital contributions and incurring professional service fees. The Company is a wholly owned subsidiary of THL Capital Markets Manager, LLC (the "Parent"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Company is subject to regulation by SEC, FINRA and the various state securities regulators. The Company has been approved to engage in firm commitment underwriting and private placement. As of December 31, 2023, the Company has not yet generated revenue.

Its registered office is as follows:
100 Federal Street
Boston, MA 02110 United States

2.   **Summary of Significant Accounting Policies**

(a) Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statements and accompanying notes. The estimates utilized in preparing the financial statements represent management's best estimate. Actual results could differ from those estimates.

(c) Cash
The Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. The Company does not hold cash equivalents.

3.   **Related Party Transactions**

On September 27, 2022 the Company and THL Management Holdings, L.P. ("Holdings") entered into an Administrative Services Agreement (the "Expense Sharing Agreement") Holdings is the sole member of the Company's Parent. In accordance with the Expense Sharing Agreement, the Company reimburses Holdings periodically for it's proportional share of salaries and related expenses of personnel (such as occupancy, professional fees and office expenses) employed by Holdings who provide services to the Company. The allocated expenses were forgiven through non cash contribution of $285,757. There is no balance payable to parent as of December 31, 2023.

THL Capital Markets, LLC
(A wholly owned subsidiary of THL Capital Markets Manager, LLC)
Notes to the Financial Statements
December 31, 2023

4.   Income Taxes

The Company and its Parent are single member limited liability companies, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") and relevant state taxing authority provides that any income or loss is passed through to the member for federal and state income tax purposes. The Parent's sole member is Holding, which is a limited partnership. As a limited partnership, Holding's limited partners report their share of the consolidated income or loss on their income tax return. No provision for federal or state income taxes has been made since the Company and Parent are flow-through entities for tax purposes. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is evaluated each reporting period and adjusted as facts and circumstances change.

5.   Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies. Management is not aware of any claims that would have a material adverse effect on the financial condition and the results of operations of the Company.

6.   Net Capital Requirements

The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2023, the Company had net capital of $476,230 which exceeded the required net capital minimum of $100,000 by $376,230. At December 31, 2023, the ratio of aggregate indebtedness to net capital was .10 to 1.

7.   Concentration of Credit Risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the FDIC. The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

8.   Subsequent Events

The Company has evaluated all subsequent events through February 29,2024. Based on this evaluation, the Company has determined that no events have occurred that impact or require disclosure in these financial statements.